SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                 FORM 11-K

 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

                For the fiscal year ended December 31, 2001

                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

               For the transition period from _____ to _____

                       Commission file number 1-5742

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Rite Aid Employee Investment Opportunity Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Rite Aid Corporation
                               30 Hunter Lane
                       Camp Hill, Pennsylvania 17011

RITE AID CORPORATION EMPLOYEE INVESTMENT
OPPORTUNITY PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                                         Page

INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000
   AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED
   DECEMBER 31, 2001:

   Statements of Net Assets Available for Benefits                         2

   Statements of Changes in Net Assets Available for Benefits              3

   Notes to Financial Statements                                          4-8

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2001:

   Schedule of Assets Held for Investment Purposes                         9

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2000:

   Schedule of Assets Held for Investment Purposes                        10

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1999:

   Schedule of Prohibited Transactions                                    11

INDEPENDENT AUDITORS' REPORT


To the Trustee and Participants of
   Rite Aid Corporation Employee Investment Opportunity Plan:

We have audited the accompanying statements of net assets available for benefits of the Rite Aid Corporation Employee Investment Opportunity Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 13, 2002

RITE AID CORPORATION EMPLOYEE INVESTMENT
OPPORTUNITY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------


                                                     2001              2000
                                                -------------     -------------
ASSETS:
  Investments                                   $ 802,418,250     $ 852,280,813

  Contributions receivable:
    Employer                                        2,452,208         2,177,326
    Employee                                        1,852,744         1,933,540
                                                -------------     -------------
         Total contributions receivable             4,304,952         4,110,866
                                                -------------     -------------

NET ASSETS AVAILABLE FOR BENEFITS               $ 806,723,202     $ 856,391,679
                                                =============     =============


See notes to financial statements.


RITE AID CORPORATION EMPLOYEE INVESTMENT
OPPORTUNITY PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
----------------------------------------------------------------------------------------------------------------------


                                                                                  December 31,
                                                           -----------------------------------------------------------
                                                                2001                   2000                  1999
ADDITIONS:
  Employee contributions                                    $ 47,831,955          $ 47,803,384          $ 51,195,031
  Employer contributions                                       8,015,466             7,684,986             7,900,073
  Rollover contributions (See Note 1)                          2,358,766             1,412,941           489,344,316
  Loan transfers (See Note 1)                                          -                     -            14,229,654
  Investment income                                           21,409,961            20,826,774            20,495,736
  Net depreciation in fair value of investments              (64,638,360)          (86,972,216)          (12,423,609)
                                                           -------------         -------------         -------------

        Total additions, net                                  14,977,788            (9,244,131)          570,741,201

DEDUCTIONS:
  Benefit payments                                            61,068,340            96,479,635            90,379,877
  Loan defaults                                                3,577,925             3,471,064                     -
                                                           -------------         -------------         -------------

           Total deductions                                   64,646,265            99,950,699            90,379,877
                                                           -------------         -------------         -------------

(DECREASE) INCREASE IN NET ASSETS                            (49,668,477)         (109,194,830)          480,361,324
  AVAILABLE FOR BENEFITS

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                          856,391,679           965,586,509           485,225,185
                                                           -------------         -------------         -------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                              $ 806,723,202         $ 856,391,679         $ 965,586,509
                                                           =============         =============         =============


See notes to financial statements.


RITE AID CORPORATION EMPLOYEE INVESTMENT
OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999
-------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following brief description of the Rite Aid Corporation Employee Investment Opportunity Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General - The Plan is a defined contribution plan. An individual account is established for each participant and provides benefits that are based on (a) amounts the participant and Rite Aid Corporation (the "Company") contributed to a participant's account,
      (b) investment earnings (losses), and (c) any forfeitures allocated to the account, less any administrative expenses charged to the Plan.

      The Company is the Plan administrator and is responsible for the preparation of the Plan's financial statements.

      Effective December 31, 1998, the Rite Aid Corporation Profit Sharing and 401(k) Retirement Savings Plan and Trust Agreement for Former Employees of Thrifty PayLess, Inc. and Its Affiliates, the K&B Thrift Plan and the Harco 401(k) Plan (the "Affiliate Plans") were merged into the Plan. Accordingly, on February 26, 1999 participant accounts totaling $489,344,316 in the Affiliate Plans were transferred to Prudential pursuant to a custodian-to-custodian transfer. In addition, loans totaling $14,229,654 were transferred from the Affiliate Plans to the Plan.

      On January 1, 2002, the Plan was amended and renamed the Rite Aid 401(k) Plan, see Note 8.

      Participation - Substantially all non-union Company employees become eligible to participate in the Plan after attaining age 21 and completing one year of service (at least 1,000 hours).

      Contributions - Prior to January 1, 2002, participants contributed a portion of pretax annual compensation up to the maximum dollar limit, as defined in the Plan. Participants also contributed amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matched 40% of each participant's pretax payroll contribution, not to exceed 3% of the participant's annual pretax compensation, up to $1,200. See Note 8 for a description of contributions effective January 1, 2002.

      Investment Options - The Plan provides a participant the discretion of investing the participant's account balance in up to 15 funds. The funds vary in degree of risk and investment objective.

      Payment of Benefits - Upon termination of service, a participant may elect to receive benefit distributions in one of several forms, including annuities, installment payments or lump sum payments. In certain cases, spousal consent may be required in order to elect a form of distribution other than a joint and survivor annuity. Benefits are payable upon retirement, termination of employment, or the death or disability of the participant. In certain circumstances, benefits may be paid to a participant prior to their termination of employment.

      Loans - Participants may elect to borrow against the participant's vested balance at a reasonable rate of interest as determined by the Plan administrator. A participant may borrow up to 50% of their vested balance, with a maximum loan of $50,000. A participant may only have three loans outstanding at any one time.

      Vesting - Participants are immediately vested in all employee contributions credited to the participant's accounts plus actual earnings (losses) thereon. Vesting in the Company's contributions is based on years of service, as defined in the Plan document. A participant becomes fully vested in the Company's contributions upon the participant's death, disability, attainment of normal retirement age while employed, or the occurrence of a Plan termination. If not vested earlier for one of the foregoing reasons, and not subject to other exceptions described in the Plan document, a participant's account balances vests according to the following schedule:

                  Years of Service                        Percent
                  ----------------                     --------------

                        2                                     20 %
                        3                                     40
                        4                                     60
                        5                                     80
                    6 or more                                100


      Forfeitures - When a participant withdraws from the Plan prior to becoming fully vested, any forfeited portion of the participant's account is (i) used to pay administrative expenses of the Plan, (ii) used to reduce the Company's non-elective contributions in the Plan, or (iii) allocated or reallocated to all or certain participants' accounts as permitted by the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

      Investments - The Plan's investments are stated at fair value, except the Guaranteed Interest Account, as measured by quoted prices in an active market. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at trade date.

      The Guaranteed Interest Account ("GIA") is a group annuity insurance product issued by Prudential. Interest on the GIA is credited daily. Prudential declares the current interest rate on each successive calendar quarter which remains in effect until the end of the following calendar year for contributions received during that calendar quarter. The GIA is deemed to be benefit responsive, therefore, it is presented at contract value which approximates fair value. The average yields were 5.06%, 6.31% and 5.61% for 2001, 2000 and 1999, respectively. As of December 31, 2001 and 2000, the crediting interest rate was 4.50% and 6.10%, respectively.

      Administrative Expenses - Under the terms of the Plan agreement, costs relating to Plan administration may be paid by the Company as Plan sponsor. For the years ended December 31, 2001, 2000 and 1999, the Plan sponsor has paid substantially all administrative expenses.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes to the Plan's net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

      The Plan invests in mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

      Derivative Instruments and Hedging Activities - On January 1, 2001, the Plan adopted the Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. This standard establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Adoption of SFAS No. 133, as amended, did not have a material impact on the financial statements of the Plan.

      Reclassification - Certain prior year balances have been reclassed to conform with current year presentation.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's assets:

                                                                           December 31,
                                                             --------------------------------------
                                                                   2001                 2000

      Prudential Guaranteed Interest Account                  $223,267,587         $ 181,068,394
      Prudential Jennison Growth Fund                          140,971,839           188,126,941
      Prudential Stock Index Fund, Class I                     109,667,360           136,244,191
      Prudential MFS Total Return Fund, Class A                 85,846,338            85,972,066
      Alliance Growth & Income Fund                             47,328,416                     -
      Prudential International Value Fund                       42,140,272            54,831,506


      The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                                            Year Ended December 31,
                                        -----------------------------------------------------------
                                              2001                  2000                  1999
Investments, at fair value:
  Mutual funds                          $ (75,244,965)        $ (57,192,574)        $ 116,981,648
  Common stock                             10,606,605           (29,779,642)         (129,405,257)
                                        -------------         -------------         -------------

  Total depreciation                    $ (64,638,360)        $ (86,972,216)        $ (12,423,609)
                                        =============         =============         =============


4.    TAX STATUS

      The Plan has received a determination letter dated January 15, 1995, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. On February 28, 2002, the Company submitted the Plan for a new determination letter from the IRS. However, the Plan sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, except as otherwise noted in Note 7. Management believes that the processes identified for remediation would not cause the Plan to be disqualified by the IRS. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants would become fully vested in their employer contributions.

6.    PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Prudential, the custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan also permitted investment in the common stock of the Company, see
      Note 7. The Company is the Plan sponsor, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan does not consider employer contributions or benefits paid by the Plan to be party-in-interest transactions.

7.    CONTINGENCIES

      As of January 1, 1999, the Plan had approximately 30% of its assets invested in the common stock of the Company (Company Stock Fund) at a share price of $49.75. On October 12, 1999, following the Company's announcement that its previously issued financial statements should not be relied upon, the Company suspended all purchases of Company stock through the Company Stock Fund. Contributions received on or after October 12, 1999, which would otherwise have been directed to the Company Stock Fund, were invested in the Prudential MoneyMart Assets Fund and will continue to be invested in the Prudential MoneyMart Assets Fund until the participant elects otherwise.

      In late 1999, the Company's Board of Directors hired a new executive management team to address and resolve various business, operational and financial challenges confronting the Company. New management began the process of reviewing the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. Management has identified certain processes not in compliance with the provisions of the Plan or regulatory requirements, as follows:

       a) During 2000 and 1999, the Company failed to withhold and contribute participant's salary deferral contributions associated with supplemental salary payments in the amounts of $82,363 and $600,308, respectively. In addition, the employer match contributions for 2000 and 1999 in the amounts of $25,399 and $181,157, respectively, associated with such participant salary deferrals were also not contributed to participants' accounts. The Company has completed an evaluation of the amount of investment income that would have been earned by the participants on such matching and salary deferral contributions during the periods in question. The Company estimates the maximum foregone investment income on such contributions to be $114,881, $106,744 and $76,546 for 2001, 2000 and 1999, respectively. The Company expects to make a contribution to the respective participant accounts during 2002.

       b) During 1999, the Company failed to remit in a timely manner certain employee salary deferral contributions in the amount of $5,300,687 to the Plan custodian, Prudential, in accordance with the Department of Labor's rules regarding the timeliness of depositing such employee contributions. The Company has completed their evaluation of the amount of investment income that would have been earned by the participants on those contributions during the periods in question. During 2001, the Company made an additional contribution to the Plan to be allocated to the affected participants' accounts in the amount of $44,918, which represents the investment income that would have been earned by the participants had the contributions been deposited with the trustee on a timely basis.

       c) The Plan was not being operated in accordance with the Plan document relating to the disbursement of minimum account balances. The Plan calls for lump-sum disbursements of a participant's account following a termination or retirement if that participant's account is not more than $5,000. As a result of the analysis completed in January 2002 related to this defect, the estimate of the minimum account balances subject to disbursement in accordance with the Plan document for Plan years ended December 31, 2001, 2000 and 1999 is $4,205,000, $3,745,000
            and $3,204,000, respectively. This defect was included within the Voluntary Correction of Operational Failures ("VCO") filing with the IRS and its correction is subject to the receipt of a compliance statement from the IRS for the VCO filing as described below.

      In April 2001, the Company filed a VCO with the IRS, requesting a compliance statement and approval of the correction method for operational failures identified in the Plan. As of the date of this report no correspondence has been received from the IRS relating to this matter other than an acknowledgment. However, management believes that the proposed correction methods are acceptable under current IRS guidelines.

      Management believes that the processes identified for remediation would not cause the Plan to be disqualified by the IRS. Penalties, taxes and remedial payments, if any, due to non-compliance will be paid by the Company.

8.    SUBSEQUENT EVENT

      Effective January 1, 2002, the Plan was amended to adopt a "safe harbor" matching formula under IRC Section 401(k)(12)(B). Under this safe harbor formula the Company will match 100% of a participant's pretax payroll contributions, up to a maximum of 3% of such participant's pretax annual compensation. Thereafter, the Company will match 50% of the participant's additional pretax payroll contributions, up to a maximum of 5% of such participant's pretax annual compensation. Participants are now allowed to contribute after three months of service with no service hour requirement. In addition, the name of the Plan has been amended effective January 1, 2002 and is now known as The Rite Aid 401(k) Plan.

                                    ******


RITE AID CORPORATION EMPLOYEE INVESTMENT
OPPORTUNITY PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001
-----------------------------------------------------------------------------------------------------------

                                                                                           Current
Identity of Issue                          Description of Investment                        Value

 *Rite Aid Corporation                     Company Stock Fund                            $ 16,777,660
 *Prudential                               Guaranteed Interest Account                    223,267,587
 *Prudential                               Jennison Growth Fund                           140,971,839
 *Prudential                               Stock Index Fund, Class I                      109,667,360
 *Prudential                               MFS Total Return Fund                           85,846,338
 *Prudential                               International Value Fund                        42,140,272
 *Prudential                               MFS Mid-Cap Growth Fund                          1,891,066
  Alliance                                 Growth & Income Fund                            47,328,416
  Fidelity                                 Magellan Fund                                   40,259,406
  Franklin Templeton                       Balance Sheet Fund                              12,065,383
  Pimco                                    Total Return Fund                               39,101,506
  Sempra Energy                            Sempra Energy Stock                             14,290,408
**Participant notes                        Loan Fund                                       28,811,009
                                                                                        -------------

                                           TOTAL                                        $ 802,418,250
                                                                                        =============

*Party-in-interest



**The loans range in interest rates from 7.00% to 12.13% and expire through 2018.



RITE AID CORPORATION EMPLOYEE INVESTMENT
OPPORTUNITY PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
--------------------------------------------------------------------------------------------------------

                                                                                            Current
Identity of Issue                          Description of Investment                         Value

 *Rite Aid Corporation                     Company Stock Fund                              $ 8,457,751
 *Prudential                               Jennison Growth Fund                            188,126,941
 *Prudential                               Guaranteed Interest Account                     181,068,394
 *Prudential                               Stock Index Fund, Class I                       136,244,191
 *Prudential                               MFS Total Return Fund                            85,972,066
 *Prudential                               International Value Fund                         54,831,506
 *Prudential                               Government Income Fund                           33,183,781
 *Prudential                               MoneyMart Assets Fund                            20,694,258
 *Prudential                               Small Company Value Fund                          4,891,421
 *Prudential                               Active Balanced Fund                                    566
 *Prudential                               Stock Index Fund, Class Z                                 7
  Fidelity                                 Magellan Fund                                    41,173,538
  Fidelity                                 Growth Opportunity Fund                          35,013,054
  Putnam                                   Growth & Income Fund                             17,867,336
  Sempra Energy                            Sempra Energy Stock                              14,324,741
**Participant notes                        Loan Fund                                        30,431,262
                                                                                         -------------

                                           TOTAL                                         $ 852,280,813
                                                                                         =============



*  Party-in-interest

** The loans range in interest rates from 9.25% to 10.50% and expire through 2020.


RITE AID CORPORATION EMPLOYEE INVESTMENT
OPPORTUNITY PLAN

SCHEDULE OF PROHIBITED TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999
-------------------------------------------------------------------------------


      Date                Period(s)
   Remitted to             Covered                Employee
     Trustee                  by                  Deferral                Check
   (Custodian)             Payroll                 Amount                 Date

   3/25/1999               1/16/1999              $ 22,172             1/21/1999
   3/25/1999               1/23/1999                15,698             1/28/1999
   4/13/1999               1/30/1999                 7,067              2/4/1999
    5/7/1999                2/6/1999                 4,258             2/11/1999
    5/7/1999               2/13/1999                 3,430             2/18/1999
   3/22/1999               2/20/1999                31,250             2/25/1999
    5/7/1999               2/20/1999                15,302             2/25/1999
    5/7/1999               2/27/1999                 1,839              3/4/1999
   5/26/1999                4/3/1999                    92              4/8/1999
   5/26/1999               4/10/1999                   251             4/15/1999
   5/26/1999               4/17/1999             1,205,747             4/22/1999
    6/7/1999               4/17/1999                 1,133             4/22/1999
   5/26/1999               4/24/1999                   175             4/29/1999
    6/7/1999               4/24/1999               909,997             4/29/1999
    7/1/1999               5/22/1999                   321             5/27/1999
   7/27/1999               6/19/1999                 5,449             6/24/1999
  10/22/1999               9/25/1999                 1,765             9/30/1999
  12/30/1999              11/20/1999             2,805,479            11/25/1999
   4/20/2000              11/27/1999                 1,059             12/2/1999
   4/20/2000               12/4/1999                 1,743             12/9/1999
   4/20/2000              12/11/1999                 3,154            12/16/1999
   4/20/2000              12/18/1999                44,805            12/23/1999
   1/24/2000              12/25/1999               144,743            12/30/1999
   4/20/2000              12/25/1999                73,758            12/30/1999
   4/20/2000              12/25/1999                73,758            12/30/1999

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       RITE AID EMPLOYEE INVESTMENT
                                       OPPORTUNITY PLAN


                                       /s/ Richard J. Varmecky
                                       ---------------------------------
                                       Name:  Richard J. Varmecky
                                       Title: Trustee

Date:  June 28, 2002